UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Deerfield Capital Corp.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

244572301

(CUSIP Number)

Nils H. Okeson

Triarc Companies, Inc.

1155 Perimeter Center West

12th Floor

Atlanta, Georgia 30338

(678) 514-5344

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 11, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liability of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 244572301	Page 2 of 12

1	NAME OF REPORTING PERSON: Triarc Companies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 9,835,010
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 9,835,010
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,835,010
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.7%[1]
14	TYPE OF REPORTING PERSON: CO, HC

_________________________

[1]	Based on the Issuer’s Current Report on Form 8-K filed March 13, 2008.

CUSIP NO. 244572301	Page 3 of 12

1	NAME OF REPORTING PERSON: Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 666,667
	8	SHARED VOTING POWER: 9,836,510[2]
	9	SOLE DISPOSITIVE POWER: 666,667
	10	SHARED DISPOSITIVE POWER: 9,836,510
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,503,177
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.7%[3]
14	TYPE OF REPORTING PERSON: IN

_________________________

2	Includes 1,500 shares held by an adult child currently residing in the Reporting Person's household.
[3]	Based on the Issuer’s Current Report on Form 8-K filed March 13, 2008.

CUSIP NO. 244572301	Page 4 of 12

1	NAME OF REPORTING PERSON: Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 343,333
	8	SHARED VOTING POWER: 9,835,010
	9	SOLE DISPOSITIVE POWER: 343,333
	10	SHARED DISPOSITIVE POWER: 9,835,010
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,178,343
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.3%[4]
14	TYPE OF REPORTING PERSON: IN

_________________________

[4]	Based on the Issuer’s Current Report on Form 8-K filed March 13, 2008.

CUSIP NO. 244572301	Page 5 of 12

Item 1.           Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Deerfield Capital Corp., a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6250 N. River Road, 9th Floor, Rosemont, IL 60018.

Item 2.	Identity and Background.

(a)           The names of the persons filing this statement are Triarc Companies, Inc. (“Triarc”), Nelson Peltz and Peter W. May (collectively, the “Reporting Persons”).

The names of the directors and executive officers of Triarc are set forth on Schedule 1, which is incorporated herein by reference.

(b)          The business address of Triarc is 1155 Perimeter Center West, 12th Floor, Atlanta, Georgia 30338. The business address of Messrs. Peltz and May is c/o Trian Fund Management, L.P., 280 Park Avenue, New York, New York 10017. The business address of each of the directors and executive officers of Triarc is set forth on Schedule 1, which is incorporated herein by reference.

Triarc is a holding company and, through its subsidiaries, the franchisor of the Arby’s® restaurant system and the operator of over 1,100 restaurants located in the United States.

The present principal occupation of each of the directors and executive officers of Triarc is set forth on Schedule 1, which is incorporated herein by reference.

The present principal occupation of each of Messrs. Peltz and May is set forth on Schedule 1, which is incorporated herein by reference.

(d)          During the past five years, none of the persons referred to in paragraph (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, none of the persons referred to in paragraph (a) above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Triarc is organized under the laws of Delaware. Each of the directors and executive officers of Triarc are United States citizens. Each of Messrs. Peltz and May are United States citizens.

CUSIP NO. 244572301	Page 6 of 12

Item 3.	Source and Amount of Funds or Other Consideration.

On March 11, 2008, the Reporting Persons received 9,629,368 shares of Common Stock upon the conversion of all of the Issuer’s issued and outstanding shares of Series A Cumulative Convertible Preferred Stock (the “Preferred Stock”) into shares of Common Stock (the “Conversion”). The Reporting Persons received the shares of Preferred Stock when the Issuer acquired Deerfield & Company LLC (“Deerfield”) pursuant to a merger that involved the payment of a combination of the Issuer’s Preferred Stock and notes in exchange for the Reporting Persons’ interest in Deerfield (the “Merger”).

Item 4.	Purpose of Transaction.

On March 12, 2008, Triarc announced that its Board of Directors has approved the distribution of all of the Common Stock it owns to holders of its outstanding Class A Common Stock, par value $0.10 per share, and Class B Common Stock, par value $0.10 per share, through a special dividend as soon as practicable (the “Dividend”). On March 19, 2008, Triarc announced that the Dividend will be paid on April 4, 2008 to holders of record of the Class A Common Stock and Class B Common Stock on March 29, 2008.

With respect to the Common Stock, each of the Reporting Persons expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer. Accordingly, each of the Reporting Persons reserves the right to change their plans and intentions at any time, as they deem appropriate. In particular, each of the Reporting Persons may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional shares of Common Stock; dispose of all or a portion of the securities of the Issuer, including the shares of Common Stock that they now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such securities.

As a result of these activities each of the Reporting Persons may suggest or take a position (including by contacting management and other shareholders of the Issuer) with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. Mr. May currently sits on the board of directors of the Issuer. Under the terms of the Agreement and Plan of Merger by and among the Issuer, DFR Merger Company, LLC, Deerfield and Triarc, as Sellers' Representative , dated as of December 17, 2007 (the "Merger Agreement"), for so long as Triarc and its affiliates own shares of the Issuer, subject to certain thresholds, Triarc shall have the power to nominate one director to serve on the Issuer’s board of directors. After the completion of any distribution by Triarc to its stockholders of all of its shares of Common Stock Messrs. Peltz and May will have the power to nominate one director to serve on the Issuer’s board of directors for so long as they own at least 2/3 of the Common Stock they receive in such distribution.

Item 5.	Interest in Securities of the Issuer.
(a)	As of March 20, 2008:

CUSIP NO. 244572301	Page 7 of 12

(i)

By virtue of the relationship disclosed in Item 6 below, which is incorporated herein by reference, Triarc is the indirect beneficial owner of 9,835,010 shares of Common Stock, which represent 14.7% of the issued and outstanding shares of Common Stock;

(ii)

By virtue of the relationships disclosed in Item 6 below, which is incorporated herein by reference, Mr. Peltz may be deemed to be the indirect beneficial owner of 10,503,177 shares of Common Stock, which represent 15.7% of the issued and outstanding shares of Common Stock; and

(iii)

By virtue of the relationships disclosed in Item 6 below, which is incorporated herein by reference, Mr. May may be deemed to be the indirect beneficial owner of 10,178,343 shares of Common Stock, which represent 15.3% of the issued and outstanding shares of Common Stock.

Messrs. May and Peltz disclaim beneficial ownership of any shares of Common Stock held directly by Triarc. Mr. Peltz disclaims beneficial ownership of the 1,500 shares of Common Stock held by an adult child currently residing in his household. This report shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities.

The percentage of the Common Stock beneficially owned or deemed to be beneficially owned by each of the Reporting Persons as set forth above is based on the Issuer’s Current Report on Form 8-K filed March 13, 2008.

(b)

Triarc

As of March 20, 2008, by virtue of the relationships disclosed in Item 6 below, which is incorporated herein by reference, Triarc has or may be deemed to have shared voting and investment power with respect to 9,835,010 shares of Common Stock.

Peltz

As of March 20, 2008, Mr. Peltz has or may be deemed to have sole voting and investment power with respect to 666,667 shares of Common Stock, and, by virtue of the relationships disclosed in Item 6 below, which is incorporated herein by reference, has or may be deemed to have shared voting and investment power with respect to 9,836,510 shares of Common Stock.

May

As of March 20, 2008, Mr. May has or may be deemed to have sole voting and investment power with respect to 343,333 shares of Common Stock, and, by virtue of the

CUSIP NO. 244572301	Page 8 of 12

relationships disclosed in Item 6 below, which is incorporated herein by reference, has or may be deemed to have shared voting and investment power with respect to 9,835,010 shares of Common Stock.

(c)           During the last 60 days, Triarc has received 9,835,010 shares of Common Stock from its subsidiary Triarc Deerfield Holdings, LLC (“TDH”), which is in the process of being liquidated.

(d)          Messrs. May and Peltz are on the board of directors of Triarc. Messrs. Peltz and May are parties to a voting agreement amongst themselves, pursuant to which they have agreed not to vote certain shares of Class A Common Stock and Class B Common Stock of Triarc held by them or their affiliates without the prior approval of both parties. Accordingly, the information set forth throughout this Schedule 13D aggregates their respective ownership interests in Triarc. Together, Messrs. Peltz and May may be deemed to beneficially own approximately 37.2% of the Class A Common Stock of Triarc, 21.7% of the Class B Common Stock of Triarc and 34.4% of the combined voting power of Triarc and by virtue of such status Messrs. May and Peltz may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by Triarc.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

The disclosure under Item 3 and Item 4 hereof is incorporated by reference.

Mr. Peltz is the Chairman of Triarc, and may be deemed to beneficially own approximately 36.7% of the Class A Common Stock of Triarc, 21.6% of the Class B Common Stock of Triarc and 34.0% of the combined voting power of Triarc. Mr. Peltz therefore has significant control over the election of the members of the board of directors of Triarc and other significant matters with respect to the business and affairs of Triarc, including voting and investment decisions with respect to the 9,835,010 shares of Common Stock held by Triarc.

Mr. May is the Vice Chairman of Triarc, and may be deemed to beneficially own approximately 37.2% of the Class A Common Stock of Triarc, 21.3% of the Class B Common Stock of Triarc and 34.3% of the combined voting power of Triarc. Mr. May therefore has significant control over the election of the members of the board of directors of Triarc and other significant matters with respect to the business and affairs of Triarc, including voting and investment decisions with respect to the 9,835,010 shares of Common Stock held by Triarc.

Board Rights. In connection with the Merger, Mr. Peltz resigned from, and Mr. May was appointed to, the board of directors of the Issuer. Under the terms of the Merger Agreement,

CUSIP NO. 244572301	Page 9 of 12

for so long as Triarc and its affiliates own shares of the Issuer, subject to certain thresholds, Triarc shall have the power to nominate one director to serve on the Issuer’s board of directors. After the completion of any distribution by Triarc to its stockholders of all of its shares of Common Stock Messrs. Peltz and May will have the power to nominate one director to serve on the Issuer’s board of directors for so long as they own at least 2/3 of the Common Stock they receive in such distribution.

Registration Rights Agreement. In connection with the Merger, Triarc’s subsidiary, TDH, entered into a registration rights agreement dated December 21, 2007, (the “Registration Rights Agreement”) with the Issuer and the parties identified as stockholders on the signature pages thereto, namely the former members of Deerfield that received the Issuer’s shares in connection with or prior to the Merger. Triarc became a party to the Registration Rights Agreement pursuant to a joinder agreement dated as of March 11, 2008. The Registration Rights Agreement provides, among other things, that:

•

The Issuer must prepare and file, no later than 30 days after entering into the Registration Rights Agreement, a “shelf” registration statement registering the resale of “registrable securities.” The Registration Rights Agreement defines “registrable securities” as shares of the Issuer’s Series A Preferred Stock issued pursuant to the Merger, shares of Common Stock previously held by Deerfield or its affiliates that were distributed pursuant to the Merger or prior to the Merger and shares of Common Stock issuable upon conversion of the Issuer’s Series A Preferred Stock. The “shelf” registration statement has been filed and declared effective by the SEC, and registers such shares for resale or distribution from time to time, on a continuous basis, at the discretion of the holders of the shares.

•

The Issuer must use commercially reasonable efforts to keep the resale shelf registration statement continuously effective (subject to specified limitations) for a period of two years or until such shares of the Issuer’s Series A Preferred Stock, if any, or the Common Stock cease to be “registrable securities.”

•

After the expiration of the effectiveness period of the shelf registration statement, in the event holders representing at least 20% of the “registrable securities” then outstanding owned by certain affiliates of Triarc (including Messrs. Peltz and May) or Gregory H. Sachs so demand, the Issuer must prepare and file with the SEC a registration statement registering the shares held by such holders for resale. The Issuer is not obligated to register shares upon such demand more than one time with respect to the Triarc affiliates and one time with respect to the Sachs affiliates.

•

After the expiration of the effectiveness period of the shelf registration statement, in the event the Issuer determines to prepare and file with the SEC a registration statement registering any shares of its Common Stock, the holders of “registrable securities” then outstanding may seek to “piggyback” their shares of the Issuer’s Series A Preferred Stock, if any, and the Common Stock onto its registration statement (subject to customary cutbacks due to market conditions).

CUSIP NO. 244572301	Page 10 of 12

The registration rights described above are subject to customary blackout and suspension upon the occurrence of certain events.

Series A Notes. In connection with the Merger, notes were issued pursuant to a note purchase agreement by and among DFR Merger Company, LLC and Deerfield (collectively, the “Notes Issuer”), TDH and others, consisting of approximately $49 million in principal amount of series A notes (the “Series A Notes”). Triarc’s subsidiary, TDH, received approximately $48.0 million of the Series A Notes in connection with the Merger. Upon the liquidation of TDH, the Series A Notes will be transferred to Triarc. The Series A Notes will mature in December 2012. The Series A Notes are guaranteed by the Issuer and certain of its subsidiaries and are secured by certain equity interests owned by such guarantors.

The Series A Notes bear interest at a variable rate based upon the LIBOR and an initial margin of 500 basis points per annum. Commencing 24 months after the issuance date, such margin on the Series A Notes will increase by increments of 50 basis points per annum in each three-month period for eighteen months and 25 basis points per annum for each three-month period thereafter.

The Series A Notes were issued in a private placement transaction pursuant to Section 4(2) of the Securities Act of 1933 and the rules and regulations promulgated thereunder.

The Series A Notes, the note purchase agreement and the ancillary documents (the “Note Documents”) contain various customary restrictive covenants with respect to the Issuer and its subsidiaries, including incurring additional indebtedness or guarantees, creating liens on their assets and certain other matters and in each case subject to those exceptions specified in such documents.

The Notes Issuer may redeem the Series A Notes before their maturity from time to time, in whole or in part, at a redemption price equal to 100% of the aggregate outstanding principal amount of the Series A Notes to be redeemed plus accrued and unpaid interest. Any redemption of the Series A Notes shall be made on a pro rata basis based on the aggregate principal amount of all outstanding notes as of the date the Notes Issuer provides notice of such redemption.

The Notes Issuer must use a specified portion of the net cash proceeds received by the Issuer or any of its subsidiaries from any of the following transactions to make an offer to each holder to repurchase such holder’s notes at an offer price of 100% of the aggregate outstanding principal amount of the notes to be repurchased plus accrued and unpaid interest to the date of repurchase: (i) an asset sale, as defined in the note purchase agreement, outside the ordinary course of business or an event of loss, as defined in the note purchase agreement, (ii) a debt issuance as defined in the note purchase agreement, (iii) an equity issuance as defined in the note purchase agreement, or (iv) certain exercises of warrants, rights, or options to acquire capital stock as defined in the note purchase agreement of the Issuer or any of its subsidiaries, in each case subject to specified exceptions set forth in the Note Documents.

CUSIP NO. 244572301	Page 11 of 12

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement of Triarc, Mr. Peltz and Mr. May.
2

Agreement and Plan of Merger by and among Deerfield Triarc Capital Corp., DFR Merger Company, LLC, Deerfield & Company LLC and Triarc Companies, Inc., as Sellers’ Representative, dated as of December 17, 2007 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Deerfield Capital Corp. on December 21, 2007).

3

Registration Rights Agreement among Deerfield Triarc Capital Corp. and the Parties Identified as the Stockholders on the Signature Pages thereto and the Other Parties who may become parties to the Registration Rights Agreement from time to time, dated as of December 21, 2007 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Deerfield Capital Corp. on December 21, 2007).

4	Joinder Agreement to the Registration Rights Agreement, signed by Triarc Companies, Inc., dated as of March 11, 2008.
5

Form of Series A Note Purchase Agreement by and among DFR Merger Company, LLC, Deerfield & Company LLC, as Issuer, Deerfield Triarc Capital Corp., as Parent, the Purchasers Party thereto and Triarc Deerfield Holdings, LLC, as Administrative Holder and Collateral Agent, dated as of December 21, 2007 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Deerfield Capital Corp. on December 21, 2007).

6	Form of Series A Senior Secured Note Due December 21, 2012 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Deerfield Capital Corp. on December 21, 2007).

CUSIP NO. 244572301	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2008

TRIARC COMPANIES, INC.

By:	/s/ Steven B. Graham

Name: Steven B. Graham

Title: Senior Vice President and Chief Accounting Officer

          /s/ Nelson Peltz

NELSON PELTZ

          /s/ Peter W. May

PETER W. MAY

SCHEDULE 1

TRIARC COMPANIES, INC.

Set forth below are the names, addresses, principal occupation or employment, and, to the best knowledge of the Reporting Persons, the beneficial ownership in the securities of the Company of each of the directors and executive officers of Triarc, other than Messrs. Peltz and May who are also Reporting Persons. (1)

1. Name	2. Residence or Business Address	3. Principal Occupation or Employment and the Name, Principal Business and Address, of Organization in which such Employment is Conducted (if different from Column 2)	4. Beneficial Ownership of Common Stock
Roland C. Smith	c/o Triarc Companies, Inc. 1155 Perimeter Center West 12th Floor Atlanta, GA 30338	Chief Executive Officer and Director of Triarc Companies, Inc.
Thomas A. Garrett	c/o Triarc Companies, Inc. 1155 Perimeter Center West 12th Floor Atlanta, GA 30338	Executive Vice President and Chief Operating Officer of Triarc Companies, Inc.
Steven E. Hare	c/o Triarc Companies, Inc. 1155 Perimeter Center West 12th Floor Atlanta, GA 30338	Senior Vice President and Chief Financial Officer of Triarc Companies, Inc.

1. Name	2. Residence or Business Address	3. Principal Occupation or Employment and the Name, Principal Business and Address, of Organization in which such Employment is Conducted (if different from Column 2)	4. Beneficial Ownership of Common Stock
Nils H. Okeson	c/o Triarc Companies, Inc. 1155 Perimeter Center West 12th Floor Atlanta, GA 30338	Senior Vice President and General Counsel and Secretary of Triarc Companies, Inc.
Daniel T. Collins	c/o Triarc Companies, Inc. 1155 Perimeter Center West 12th Floor Atlanta, GA 30338	Senior Vice President, Treasurer and Assistant Secretary of Triarc Companies, Inc.
Steven B. Graham	c/o Triarc Companies, Inc. 1155 Perimeter Center West 12th Floor Atlanta, GA 30338	Senior Vice President and Chief Accounting Officer of Triarc Companies, Inc.
Cheryl Barre	c/o Triarc Companies, Inc. 1155 Perimeter Center West 12th Floor Atlanta, GA 30338	Chief Marketing Officer of Arby’s Restaurant Group, Inc.
Sharron L. Barton	c/o Triarc Companies, Inc. 1155 Perimeter Center West 12th Floor Atlanta, GA 30338	Chief Administrative Officer of Arby’s Restaurant Group, Inc.
Hugh L. Carey	c/o Harris Beach PLLC 100 Wall Street New York, NY 10005	Director of Triarc Companies, Inc., Former Governor of the State of New York and member of Congress and currently Partner of Harris Beach LLP (a law firm)
Nelson Peltz	c/o Trian Fund Management, L.P. 280 Park Avenue New York, NY 10017	Chairman of Triarc Companies, Inc., Chief Executive Officer and Founding Partner of Trian Fund Management, L.P.

1. Name	2. Residence or Business Address	3. Principal Occupation or Employment and the Name, Principal Business and Address, of Organization in which such Employment is Conducted (if different from Column 2)	4. Beneficial Ownership of Common Stock
Peter W. May	c/o Trian Fund Management, L.P. 280 Park Avenue New York, NY 10017	Vice Chairman of Triarc Companies, Inc., President and Founding Partner of Trian Fund Management, L.P.
Clive Chajet	c/o Triarc Companies, Inc. 1155 Perimeter Center West 12th Floor Atlanta, GA 30338	Director of Triarc Companies, Inc., Chairman of Chajet Consultancy, LLC (a consultancy firm specializing in identity and image management)
Joseph A. Levato	c/o Triarc Companies, Inc. 1155 Perimeter Center West 12th Floor Atlanta, GA 30338	Director of Triarc Companies, Inc., Former Executive Vice President and Chief Financial Officer of Triarc Companies, Inc.
Edward P. Garden	c/o Trian Fund Management, L.P. 280 Park Avenue New York, NY 10017	Director of Triarc Companies, Inc., Portfolio Manager and Founding Partner, Trian Fund Management, L.P.	16,000 shares
David E. Schwab II	c/o Cowan Liebowitz & Latman, P.C. 1133 Avenue of the Americas New York, NY 10036-6799	Director of Triarc Companies, Inc., Senior Counsel, Cowan, Liebowitz & Latman, P.C. (a law firm)
Raymond S. Troubh	c/o Triarc Companies, Inc. 1155 Perimeter Center West 12th Floor Atlanta, GA 30338	Director of Triarc Companies, Inc., Financial Consultant and Director of various public companies.	50,000 shares

1. Name	2. Residence or Business Address	3. Principal Occupation or Employment and the Name, Principal Business and Address, of Organization in which such Employment is Conducted (if different from Column 2)	4. Beneficial Ownership of Common Stock
Gerald Tsai, Jr.	c/o Triarc Companies, Inc. 1155 Perimeter Center West 12th Floor Atlanta, GA 30338	Director of Triarc Companies, Inc., Private Investor
Russell V. Umphenour, Jr.	c/o Triarc Companies, Inc. 1155 Perimeter Center West 12th Floor Atlanta, GA 30338	Director of Triarc Companies, Inc., Former Chief Executive Officer of RTM Restaurant Group
Jack G. Wasserman	c/o Triarc Companies, Inc. 1155 Perimeter Center West 12th Floor Atlanta, GA 30338	Director of Triarc Companies, Inc., Attorney-at-Law

1)

To the best knowledge of the Reporting Persons, except where otherwise noted, each of the directors and executive officers of Triarc listed above (i) funded their purchase of shares of Common Stock reported herein from personal funds; (ii) acquired the shares of Common Stock for investment purposes; (iii) has sole voting and dispositive power over the shares listed on this Schedule I and (iv) has the sole right to receive dividends from, or the proceeds from the sale of the shares listed on this Schedule I. To the best knowledge of the Reporting Persons, none of the directors and executive officers of Triarc listed above has effected any transaction in the Common Stock in the last 60 days.